Exhibit 99.1

FSD Pharma Signs Agreement with Covar Pharmaceuticals to Support the Development of Lucid-PSYCH

TORONTO--(BUSINESS WIRE)--October 19, 2021--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today it has entered into an agreement with Covar Pharmaceuticals Inc. (“Covar”), a contract development and manufacturing services organization (“CDMO”), to commence work on providing research quantities of FSD’s drug candidate, Lucid-PSYCH, on an exclusive basis for further clinical evaluation.

A psychoactive compound, Lucid-PSYCH (formerly Lucid-201) has been selected by FSD to advance its research into the treatment of major depressive disorders based on analysis of the drug candidate’s pharmaceutical and metabolic properties processed via machine learning algorithms, as well as for its potential proprietary position.

Clinical development of Lucid-PSYCH is continuing under the leadership of Dr. Lakshmi P. Kotra, B.Pharm.(Hons), Ph.D., the Chief Executive Officer of Lucid Psycheceuticals Inc., of FSD’s wholly-owned subsidiary, with Investigational New Drug (“IND”)- enabling studies currently underway, and preclinical efficacy studies being conducted in collaboration with the University Health Network, the largest health research organization in Canada. Covar’s R&D facility is licensed to handle psychoactive compounds such as Lucid-PSYCH, which are Controlled Substances listed under the Controlled Drugs and Substances Act, Canada. Pursuant to the agreement, Covar will produce Non-GMP and GMP Lucid-PSYCH for use in FSD’s planned pre-clinical and Phase 1 clinical trials, respectively.

“This agreement with Covar continues our momentum in completing advanced preclinical studies and scale-up activities,” commented Anthony Durkacz, Interim CEO of FSD Pharma. “This potentially sets the stage for us to achieve our goal of moving Lucid-PSYCH from bench to clinic by obtaining IND approval and initiating a Phase 1 clinical study.”

About FSD Pharma

FSD Pharma is a life sciences holding company with two wholly-owned subsidiaries dedicated to building a portfolio of diversified therapeutic assets and innovative healthcare and biotech services.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing applications of its lead compound, ultramicronized PEA, by down-regulating the cytokines to effectuate an anti-inflammatory response.

Lucid Psycheceuticals Inc., a wholly-owned subsidiary, has exclusive worldwide rights to novel compounds shown to prevent and potentially reverse the biochemical mechanisms of progressive multiple sclerosis in multiple preclinical animal models. Additionally, FSD is seeking to develop a unique psychoactive (psychedelic-based) therapeutic aimed at addressing neurodegenerative disorders, a multibillion-dollar mental health market. The Company hopes to quickly advance its lead drug candidates through clinical trials.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to advancing the Company’s research into Lucid PSYCH, including the anticipated production and clinical development of Lucid-PSYCH and the advancement of Lucid PYSCH from research into clinical trials and any potential commercially viable therapeutic application, the efforts to advance ultramicronized Palmitoylethanolamide and develop of applications therefor evaluation of the commercial viability of its principal drug compound, and the statements made by Anthony Durkacz regarding the Company’s goal of rapidly moving Lucid-PSYCH from bench to clinic by obtaining IND approval and initiating a Phase 1 clinical study future development of Lucid PYSCH. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

For further information:
Zeeshan Saeed, President, Founder and Director, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8888
Investor Relations: Email: ir@fsdpharma.com, Website: www.fsdpharma.com